Exhibit 1.01

SPHERE ENTERTAINMENT CO.

Conflict Minerals Report

For the Year Ended December 31, 2025

We have made statements in this Conflict Minerals Report that may constitute forward-looking statements about our plans to take additional actions or to implement additional procedures with respect to our due diligence efforts to determine the origin of conflict minerals included in our products. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

1. Introduction

Sphere Entertainment Co. (together with its subsidiaries, “we,” “us,” “our,” the “Company” or “Sphere Entertainment”) is a leader in immersive experiences, technology and media and is comprised of two reportable segments, Sphere and MSG Networks. Sphere® is an experiential medium powered by advanced technologies, and MSG Networks operates two regional sports and entertainment networks, as well as a direct-to-consumer (“DTC”) and authenticated streaming product.

The Company is filing this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), for the year ended December 31, 2025.

The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) on August 22, 2012, as mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Conflict Minerals Rule requires companies to publicly disclose their use of “conflict minerals,” defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are currently limited to tantalum, tin, and tungsten (“3TGs”), that originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, “Covered Countries”). The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants whose products contain 3TGs that are necessary to the functionality or production of their products. For products that contain necessary 3TGs, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the necessary 3TGs originated in the DRC or the other Covered Countries.

During 2025, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs are necessary to their functionality or production (“Covered Products”). This CMR describes our reasonable country of origin inquiry (“RCOI”), the results thereof, and the design of our due diligence measures to determine whether 3TGs in products that Sphere Entertainment manufactures, or contracts to manufacture, originated in the DRC or any of the Covered Countries. The Covered Countries include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. This CMR also provides an account of how these due diligence measures were implemented in 2025.

This report is available on our website at https://investor.sphereentertainmentco.com/financials/sec-filings/default.aspx under “Investors — Financials — SEC Filings”.

2. Company Overview

Sphere Entertainment is a leader in immersive experiences, technology and media and is comprised of two reportable segments, Sphere and MSG Networks.

Sphere: This segment reflects Sphere, an experiential medium powered by advanced technologies that bring storytelling to a new level. The Company’s first Sphere opened in Las Vegas on September 29, 2023. The entire exterior surface of Sphere, referred to as the Exosphere®, is covered with nearly 580,000 square feet of fully programmable LED lighting, creating the largest LED screen in the world and an impactful display for artistic and branded content. Inside, the venue features a 16K x 16K interior display plane – the world’s highest-resolution LED screen that wraps up, over, and around the audience creating a fully immersive visual environment. In addition, Sphere’s advanced technologies include Sphere Immersive SoundTM – Sphere’s proprietary audio system – as well as haptic seating and 4D environmental effects. The venue can accommodate up to 20,000 guests and can host a wide variety of events year-round, including The Sphere ExperienceTM, which features original immersive productions, as well as concerts and residencies from renowned artists, and marquee sports and brand events (formerly referred to as corporate events). Production efforts are supported by Sphere StudiosTM, an immersive content studio dedicated to creating multi-sensory entertainment experiences exclusively for Sphere, using proprietary technology, tools and production facilities. Sphere Studios is home to a team of creative, production, technology and software experts who provide full in-house creative and production services. The studio campus in Burbank includes a 68,000-square-foot development facility, as well as Big Dome, a 28,000-square-foot, 100-foot high custom dome, with a quarter-sized version of the interior display plane at Sphere in Las Vegas, that serves as a specialized screening, production facility, and lab for content at Sphere.

The Company is focused on creating a global network of Spheres. We are working with the Department of Culture and Tourism – Abu Dhabi to bring Sphere to Abu Dhabi, United Arab Emirates. In January 2026, the Company, the State of Maryland, Prince George’s County, and Peterson Companies announced the Company’s intent to develop a new Sphere venue at National Harbor, Maryland.

MSG Networks: This segment is comprised of the Company’s regional sports and entertainment networks, MSG Network and MSG Sportsnet, as well as its DTC and authenticated streaming offering, MSG+ (which is included in the Gotham Sports streaming product). MSG Networks serves the New York designated market area, as well as other portions of New York, New Jersey, Connecticut and Pennsylvania and features a wide range of sports content, including exclusive live local games and other programming of the New York Knicks of the National Basketball Association and the New York Rangers, New York Islanders, New Jersey Devils and Buffalo Sabres of the National Hockey League, as well as significant coverage of the New York Giants and the Buffalo Bills of the National Football League.

The Company was originally organized under the laws of the State of Delaware and, on June 4, 2025, redomesticated to the State of Nevada by conversion. The Company conducts substantially all of its business activities through Sphere Entertainment Group, LLC and MSG Networks Inc., and each of their direct and indirect subsidiaries.

Products: The products that we manufactured or contracted with others to manufacture that may contain necessary 3TG, and which are covered in this CMR, include the following:

Advanced Electronic Designs: Our subsidiary, Advanced Electronic Designs, LLC (“AED”), which Sphere Entertainment acquired in December 2024, has been a key partner in advanced media capture. Prior to the acquisition, AED worked with Sphere Entertainment in the design, development, engineering, and manufacturing of the Big Sky camera system – an ultra-high resolution camera system and custom content creation tool that was created to capture the images and video required for the world’s highest resolution LED screen at Sphere in Las Vegas. Since the acquisition, AED has continued to dedicate the majority of its resources to Sphere-related projects, while also supporting a limited number of other clients.

3TGs are widely used in various components that AED purchases from suppliers and are necessary to various products that AED manufactures. Those component products include printed circuit board assemblies, integrated circuits, solder, connectors/pins, capacitors, resistors, semiconductors and wire. Among other things, the 3TG in these components are necessary to the functionality or production of products that AED manufactures including high-performance digital camera systems, and various products. Although 3TGs are contained in these component products that AED purchases and which are incorporated into products that AED manufactures, AED does not procure 3TGs directly from mines or smelters, or purchase 3TGs separately.

HOLOPLOT: Our subsidiary, HOLOPLOT GmbH (“HOLOPLOT”), is a pro audio company based in Berlin, Germany, focusing on 3D audio technology. Sphere Entertainment completed its acquisition of HOLOPLOT in April 2024. Prior to the acquisition, HOLOPLOT worked with Sphere Entertainment in the design, development, engineering, and manufacturing of the X1 sound field that powers the audio experience at Sphere in Las Vegas. Since the acquisition, HOLOPLOT has continued to support Sphere-related projects, in addition to providing certain technology services to Madison Square Garden Entertainment Corp. venues.

3TGs are used in components that HOLOPLOT purchases from suppliers and are necessary to the functionality or production of certain loudspeaker and server products that HOLOPLOT manufactures. Although 3TGs are contained in these component products that HOLOPLOT purchases and which are incorporated into products that HOLOPLOT manufactures, HOLOPLOT does not procure 3TGs directly from mines or smelters, or purchase 3TGs separately.

Conflict Minerals Policy

The Company has actively engaged with its suppliers with respect to the use of 3TG. In addition to the measures described in this CMR, we have adopted a conflict minerals disclosure policy and procedure applicable to any Sphere Entertainment consolidated subsidiary that manufactures products that may use 3TG. The policy provides that any covered consolidated subsidiary will list all products that it manufactures that contain 3TGs necessary to its functionality or production. The policy further provides that each covered consolidated subsidiary will survey all products and inputs that it obtains from suppliers and identify which products that it obtains from suppliers for its Covered Products contain 3TG materials. The covered consolidated subsidiary will compile a list of all such relevant products, and a list of the suppliers who supply such products to it, and as it contracts to purchase additional products during the course of a year, any product that contains 3TG materials will be added to the list, and the applicable supplier shall also be added to the list. For each calendar year, all in-scope direct suppliers will be surveyed in order to determine the status of any 3TGs in products supplied to the covered subsidiary (and that were contained in products that it manufactured or contracted to have manufactured). In addition, all suppliers will be notified of Sphere Entertainment’s policy to refrain from knowingly purchasing any products, components or materials that contain 3TG that are sourced from Covered Countries.

3. Reasonable Country of Origin Inquiry

Because 3TG are necessary to the functionality or production of products that we manufacture, through our subsidiaries AED and HOLOPLOT, we have conducted in good faith a reasonable country of origin inquiry regarding those 3TG. The RCOI is reasonably designed to determine whether any of the 3TG originated in the DRC, or the Covered Countries, or are from recycled or scrap sources.

We have relationships with a network of suppliers throughout the world. Some of our suppliers are located outside the United States and our supplier base includes various entities that are not subject to the SEC’s Conflict Minerals Rule. In addition, there are generally multiple tiers between the 3TG mines and our suppliers. Therefore, we must rely on our direct suppliers to work with their suppliers to provide us with information on the origin of the 3TG contained in components and materials purchased by us.

Our RCOI employed a combination of measures to determine whether the 3TGs necessary for the functionality or production of our products originated from the DRC or any of the Covered Countries. Because we have a limited number of suppliers, our primary means of determining country of origin of the necessary 3TGs was by conducting a supply chain survey with our direct suppliers using a combination of diligence methods, which includes the periodic collection and review of supplier compliance. To ensure our suppliers understand our expectations regarding the sourcing of 3TGs, we may conduct one-on-one discussions with our suppliers, where necessary.

As an initial step, AED and HOLOPLOT identified all first-tier suppliers that provided items to them that were used in final products in 2025. This list included various suppliers that did not provide any products containing 3TGs. Any suppliers that appeared on this initial list could be placed out of scope during the supplier survey process. For example, if they were included on the initial list in error and they did not in fact provide components or 3TG components used in our products or, because any 3TGs in those components are unnecessary to the functionality or production of the supplier’s products, they were listed as out of scope. The number of in-scope suppliers for Sphere Entertainment in 2025 was 41.

In order to obtain the information required by the SEC’s Conflict Minerals Rule, we first conduct outreach to each of these in-scope suppliers as part of our RCOI in the form of a letter questionnaire (the “RCOI Questionnaire”), unless we obtain reasonable assurance from a supplier as to the requested information via their website or otherwise, to determine if the 3TG used in the supplier’s products originated in the DRC or the Covered Countries. Where such information is not available, we request that the supplier complete and return the RCOI Questionnaire. Depending on the in-scope supplier’s response, we may make further inquiries, including reviewing materials that the in-scope supplier may be able to make available to us regarding its supply chain and products, and other procedures reasonably designed to determine whether the 3TG in the supplier’s product in question may have originated in the DRC or the Covered Countries or came from scrap or recycled sources.

In the event that, based on the responses to the RCOI Questionnaire, we are unable to confirm with reasonable certainty that any 3TG supplied to us did not originate in the DRC or a Covered Country, we will engage in additional due diligence with the relevant suppliers as necessary in order to determine the status of the 3TG in materials supplied to us that were contained in products that we manufactured or contracted to have manufactured for the relevant period, including the distribution of the Conflict Minerals Reporting Template (“CMRT Questionnaire”) developed by the Responsible Minerals Initiative (the “RMI”) to each selected in-scope supplier. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide 3TG materials to a company’s supply chain. It includes questions regarding a supplier’s “conflict-free” policy, engagement with its direct suppliers, and a listing of the smelters used in products provided to the Company. In addition, the template contains questions about the origin of 3TGs included in the supplier’s products, as well as supplier due diligence.

Based on the responses to our RCOI Questionnaire, we were able to determine that 33 of the 41 in-scope suppliers were not supplying 3TG from the DRC or a Covered Country. All submitted forms are accepted and classified as complete or incomplete. Suppliers were contacted regarding incomplete forms and were encouraged to resubmit a complete form. We provided a CMRT questionnaire to five suppliers, each of which provided responsive data. The other three suppliers provided a CMRT to us on their own initiative. We reviewed all eight submitted CMRTs. Based on the responses to the CMRTs, we are unable to determine that all 3TGs necessary to the functionality or production of our products did not originate in the DRC or any of the Covered Countries.

4. Design of Due Diligence Measures

We engaged in the due diligence measures described in this Conflict Minerals Report. Our due diligence measures have been informed, in all material respects, by the framework established in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold, tin, tantalum and tungsten.

4.1 Establish Strong Company Management Systems

As described above, we have adopted a conflict minerals policy.

Internal Team

The Corporate Secretary of Sphere Entertainment administers the Company’s Conflict Minerals Policy. We have established a management system regarding the sourcing of 3TGs, including procurement, supply chain and engineering resources, who are responsible for guiding our conflict minerals strategy for each applicable consolidated subsidiary, in addition to senior legal and compliance staff.

Supply Chain Due Diligence

We do not have a direct relationship with 3TG smelters and refiners and, due to our position in the supply chain, we have limited insight into deeper levels of the supply chain. Therefore, we rely on our direct suppliers to provide information on the origin of the 3TG contained in the components and materials supplied to us.

We obtain various component products from suppliers that we use in manufacturing our products. The depth, breadth, and evolution of our supply chain make it difficult for us to identify actors upstream from our direct suppliers. As part of our supply chain procedures, we query our direct suppliers as to their due diligence programs related to validating the origin of the 3TGs contained in components and materials supplied to us - including sources of 3TGs that are supplied to them their applicable suppliers. Such information may be provided to us directly by the supplier or made available by the supplier, for example, on its website. We use a supplier approval process that evaluates our suppliers based on their quality systems and their readiness to provide us with all required services and support documents.

Grievance Mechanism

Various communication channels exist to serve as grievance mechanisms for early-warning risk awareness. We have multiple longstanding grievance mechanisms whereby employees (internal) and suppliers (external) can report violations of our policies. This includes, but is not limited to, our Integrity Hotline, which is operated by a third-party service provider, at 1-844-761-0392 or www.msg.ethicspoint.com.

Maintain Records

We have adopted a policy to retain relevant documentation, including the records of our due diligence process.

4.2 Risk Identification, Assessment and Response

In accordance with OECD Guidelines, smelters that are identified in our supply chain that are not certified as DRC-Conflict Free by third-party sources such as the Responsible Minerals Initiative (“RMI”) are deemed to present supply chain risk.

Where a smelter identified to us by our suppliers is not identified as “Conflict Free” by such sources, we assess them according to red flag indicators defined in the OECD Guidance. This rating is based on various factors, including geographic proximity to the DRC and covered countries; known mineral source country of origin; Responsible Minerals Assurance Process (RMAP) audit status; credible evidence of unethical or conflict sourcing and Peer Assessments conducted by credible third-party sources.

Suppliers are evaluated on program strength by considering certain factors, including establishment of a conflict minerals sourcing policy, implementation of due diligence measures for conflict-free sourcing and review of due diligence information received from suppliers.

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. We have determined that seeking information about 3TG smelters and refiners in our supply chain from our direct suppliers represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TGs in our supply chain.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products. This includes: (1) seeking information about 3TG smelters and refiners in our supply chain by requesting that our suppliers complete the CMRT, when applicable, (2) conducting due diligence, and (3) obtaining additional documentation and verification, as applicable and as deemed necessary.

4.3 Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company relies on third-party audits of smelters and refiners conducted as part of the Responsible Minerals Assurance Process (RMAP). The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program. We do not have a direct relationship with 3TG smelters and refiners, and we do not perform or direct audits of these entities within our supply chain.

4.4 Report Annually on Supply Chain Due Diligence

We report annually on supply chain due diligence by filing a Form SD and a Conflict Minerals Report with the SEC.

5. Due Diligence Results

As described above, as part of our supply chain due diligence process, we identified suppliers likely to utilize 3TGs in the products that they provide to us. We utilized the CMRT, when appropriate and as described above, to facilitate disclosure and communication of information regarding smelters that provide 3TGs used in products supplied to us by those suppliers for incorporation into our products. The quality of the responses that we received from surveyed suppliers varies.

Responses to the CMRT may provide data at a company or subsidiary level and may not provide information at the component or product level, or may not specify the smelters or refiners used for the specific components supplied to us. Accordingly, we are unable to determine, in those cases, whether any of the 3TGs reported by any of our suppliers were contained in components or parts supplied to us, or to validate that any of the smelters or refiners identified are actually in our supply chain.

We expect any of our suppliers that we have reason to believe are supplying us with 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict.

6. Steps to Improve Future Due Diligence and Supply Chain Risk Mitigation

Going forward, we aim to continue working with our suppliers to improve the quality of the information provided. To the extent that we are able to influence the sourcing decisions of our direct suppliers, when necessary, we may encourage these suppliers to source Conflict Minerals from smelters and refiners that have been determined by RMI to conform to the RMAP or an equivalent third-party audit program.

We are taking the following steps to improve our due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or Covered Countries:

•	Continue a conflict minerals review of each consolidated subsidiary’s vendors, as applicable.

•	Continue to engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses, as necessary.

•	All suppliers, if any, that were non-responsive will be contacted to encourage a reply.

•	All suppliers, if any, that did not know the origin of the 3TGs in products will be encouraged to examine their supply chain and enact appropriate due diligence measures.

•	Consider replacing suppliers that remain non-responsive, or that are unable to enact appropriate due diligence measures.

7. Independent Audit

In accordance with guidance issued by the SEC staff, we are not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2025.